Exhibit 99.1

Currenc Group Inc. Announces CEO Transition

Singapore, August 15, 2025 (Globe Newswire) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced that Dr. Ronnie Hui has stepped down as Chief Executive Officer. Alex Kong, Currenc’s Founder and Executive Chairman, will assume the Chief Executive Officer position.

“On behalf of the Board and executive team, I would like to thank Ronnie for his leadership and dedication to Currenc throughout his tenure,” said Mr. Kong. “Ronnie has skillfully guided the Company through a period of significant evolution, navigating various market challenges with confidence and clarity. His contributions have laid a strong foundation for Currenc’s next phase of growth. Supported by his legacy, I am excited to return to the CEO role as Currenc continues to redefine fintech for the AI era.”

As Currenc’s founder and former CEO, Mr. Kong is well-positioned to ensure a seamless executive transition. His proven track record and deep expertise will empower Currenc to accelerate its growth initiatives and expand its global AI ecosystem for financial institutions, strengthening the Company’s industry leadership in digital remittance and AI-powered financial solutions.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.